UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 5, 2012 entitled “Arcos Dorados Announces Dividend Payment”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  July 6, 2012